SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  MARCH 7, 2002


                              PUBLICIS GROUPE S.A.

                          133, AVENUE DES CHAMPS-ELYSEE
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X               Form 40-F
                               ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No   X
                          ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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     On March 7, 2002, Publicis Groupe S.A. ("Publicis"), Bcom3 Group, Inc. (the
"Company"), Philadelphia Merger LLC, and Philadelphia Merger Corp., a wholly-owned subsidiary of Publicis ("Merger Corp."), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Company will be merged under Delaware law with and into Merger Corp. (the "Merger"), with Merger Corp. being the surviving corporation. All of the stockholders of the Company, other than stockholders exercising dissenters' rights, will become entitled to receive ordinary shares of Publicis and the other merger consideration more fully described in the Merger Agreement.

     The Merger is subject to the satisfaction of certain conditions, including receipt of regulatory approvals and approval from the stockholders of Publicis and the Company, as set forth in the Merger Agreement. The Merger Agreement, attached as Exhibit 2.1 hereto, is incorporated herein by reference.

     Pursuant to the Merger Agreement, each of Publicis and the Company is prohibited from soliciting any competing transaction and, subject to limitations based on fiduciary duties, from discussions or negotiations with respect to a competing transaction. In addition, if the Merger Agreement is terminated in the event of a competing transaction for either Publicis or the Company under certain circumstances, the party that is the subject of the competing transaction is required to pay to the other party a termination fee of $90 million.

     As a condition to Publicis' agreeing to enter into the Merger Agreement, Dentsu Inc. ("Dentsu"), and Roger A. Haupt, Richard B. Fizdale, Roy J. Bostock and Craig D. Brown, respectively, all of whom are stockholders of the Company (collectively, the "Stockholders"), have entered into support agreements with Publicis, dated as of March 7, 2002 (collectively, the "Publicis Support Agreements"), pursuant to which the Stockholders have agreed to vote their shares of Company common stock in favor of the Merger Agreement and the Merger and have agreed to vote against any competing transaction and not to transfer any of their shares of Company common stock, in each case for the periods specified in the Publicis Support Agreements.

     As a condition to the Company's entering into the Merger Agreement, Somarel and Madame Elizabeth Badinter have entered into a support agreement with the Company, dated as of March 7, 2002 (the "Somarel Support Agreement"), pursuant to which Somarel and Madame Elizabeth Badinter have agreed to vote their Publicis ordinary shares in favor of the Merger Agreement and the Merger and have agreed to vote against any competing transaction and not to transfer any of their Publicis ordinary shares, in each case for the periods specified in the Somarel Support Agreement.

     The Publicis Support Agreements and the Somarel Support Agreement are attached as Exhibits 99.1, 99.2 and 99.3 hereto, respectively, each of which is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, Publicis has entered into a Memorandum of Understanding, dated as of March 7, 2002 (the "Shareholder's MOU"), with


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Dentsu related to Dentsu's ownership of Publicis shares after completion of the
Merger, which is attached as Exhibit 99.4 hereto and incorporated by reference herein. Publicis has also entered into a Memorandum of Understanding, dated as of March 7, 2002 (the "Strategic Alliance MOU"), with Dentsu related to a strategic alliance between Dentsu and Publicis after completion of the Merger, which is attached as Exhibit 99.5 hereto and incorporated by reference herein.

     The preceding summaries of certain provisions of the Merger Agreement, the Publicis Support Agreements, the Somarel Support Agreement, the Shareholder's MOU and the Strategic Alliance MOU are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.






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EXHIBIT LIST




Exhibit             Description

2.1 Agreement and Plan of Merger among Publicis Groupe S.A., Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc., dated as of March 7, 2002.

99.1 Support Agreement, dated as of March 7, 2002, between Publicis Groupe S.A., Philadelphia Merger Corp. and Dentsu Inc.

99.2 Support Agreement, dated as of March 7, 2002, between Publicis Groupe S.A. and Philadelphia Merger Corp., on the one hand, and Roy J. Bostock, Craig D. Brown, Richard B. Fizdale and Roger A. Haupt, on the other hand

99.3     Support Agreement, dated as of March 7, 2002, between Bcom3
         Group, Inc., on the one hand, and Somarel and Elisabeth Badinter, on the other hand

99.4 Memorandum of Understanding, dated March 7, 2002, between Dentsu Inc. and Publicis Groupe S.A. (Shareholder's Agreement)

99.5 Memorandum of Understanding, dated March 7, 2002, between Dentsu Inc. and Publicis Groupe S.A. (Strategic Alliance)


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PUBLICIS GROUPE S.A.



                                                By: /s/ Jean-Michel Etienne
                                                   --------------------------
                                                      Jean-Michel Etienne
                                                      Chief Financial Officer


Date:  March 14, 2002.